                                                                    EXHIBIT 99.2


For immediate release


                            CHINA ENTERPRISES LIMITED

                                  PRESS RELEASE

     NEW YORK, NOVEMBER 26, 2002. China Enterprises Limited announces that its common shares have begun trading on the OTC (over-the-counter) Bulletin Board ("OTCBB") under the stock symbol CSHEF. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the U.S. Securities and Exchange Commission. Information about the OTCBB may be found at www.otcbb.com.

     Shares of the Company's common stock previously traded on the New York Stock Exchange. The NYSE suspended trading in the common stock prior to the Exchange's opening on September 27, 2002 for failure to meet the NYSE's continuing listing standards. The Company has requested a review of the NYSE's decision according to NYSE appeal procedures.

     China Enterprises Limited is a holding company for a number of Sino-foreign equity joint venture enterprises and two other international joint ventures, which manufacture and market tires in China and other countries abroad. The Company also has a substantial interest in an investment holding company the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.


For more information, please contact:

    Hong Kong
    China Enterprises Limited
    Tel: (852) 2372 0130
    Fax: (852) 2810 6982

    New York
    Citigate Dewe Rogerson Inc.
    Tel: (212) 688 6840
    Fax: (212) 838 3393